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CUSIP No. 01868O108                     13G                          Page 1 of 6
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5 )*

                       Alliance Fiber Optic Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01868O108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 24, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 01868O108                    13G                           Page 2 of 6
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Item 1(a).        NAME OF ISSUER: Alliance Fiber Optic Products, Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 275 Gibraltar Drive, Sunnyvale, CA 94089.

Item 2(a). NAMES OF PERSONS FILING: New Enterprise Associates 9, Limited Partnership ("NEA 9"); NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra") Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (the "General Partners"). The General Partners are individual general partners of NEA Partners 9. The General Partners, NEA 9 and NEA Partners 9 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of NEA 9, NEA Partners 9, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

Item 2(c). CITIZENSHIP: Each of NEA 9 and NEA Partners 9 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP NUMBER: 01868O108.

Item 4.           OWNERSHIP.

                  Not applicable.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer's outstanding Common Stock.

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CUSIP No. 01868O108                    13G                           Page 3 of 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:     NEA PARTNERS 9, LIMITED PARTNERSHIP


        By:              *
            --------------------------
               Charles W. Newhall III
               General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:              *
     --------------------------
       Charles W. Newhall III
       General Partner


          *
---------------------------
Peter J. Barris


          *
---------------------------
C. Richard Kramlich


          *
---------------------------
Peter T. Morris


          *
---------------------------
John M. Nehra


          *
---------------------------
Charles W. Newhall III


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CUSIP No. 01868O108                    13G                           Page 4 of 6
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          *
---------------------------
Mark W. Perry



                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact


This Amendment No. 5 to Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 11, 2005 in connection with Amendment No. 4 to Schedule 13G for Alliance Fiber Optic Products, Inc., which Power of Attorney is incorporated herein by reference.
























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CUSIP No. 01868O108                    13G                           Page 5 of 6
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                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT


     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Alliance Fiber Optic Products, Inc.

     EXECUTED as a sealed instrument this 7th day of April, 2006.


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:     NEA PARTNERS 9, LIMITED PARTNERSHIP


        By:              *
            --------------------------
               Charles W. Newhall III
               General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:              *
     ---------------------------
       Charles W. Newhall III
       General Partner



          *
---------------------------
Peter J. Barris


          *
---------------------------
C. Richard Kramlich


          *
---------------------------
Peter T. Morris


          *
---------------------------
John M. Nehra


          *
---------------------------
Charles W. Newhall III

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CUSIP No. 01868O108                    13G                           Page 6 of 6
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          *
---------------------------
Mark W. Perry




                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact


This Agreement to Amendment No. 5 to Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 11, 2005 in connection with Amendment No. 4 to
Schedule 13G for Alliance Fiber Optic Products, Inc., which Power of Attorney is incorporated herein by reference.